1980 Post Oak Blvd. 8th Floor	713-625-8100
Houston, TX 77056	713-629-2330 fax
800-729-1900
PO Box 2029	stewart.com
Houston, TX 77252-2029	NYSE: STC

September 16, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Stewart Information Services Corporation – Request for Extension of
Response Time to SEC Comment Letter dated September 12, 2013

Dear Mr. Rosenberg:

We refer you to the letter to Stewart Information Services Corporation (the “Company”) dated September 12, 2013 (the “Comment Letter”) containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the year ended December 31, 2012 (File No. 001-02658).

Following up on the telephone conversation I had with Mr. Donald Abbott on September 16, 2013, we are writing to confirm that we have requested an extension to respond to the Comment Letter until October 3, 2013.

We appreciate the Staff’s cooperation in this matter.

Please telephone me at (713) 625-8761, with any questions or comments you may have.

Very truly yours,

/s/ Brian Glaze
Brian Glaze Principal Accounting Officer